HI IMEROPEX Friends and Team Members:

I hope you all are well. I am sending this email to introduce you to the IMEROPEX startup and our upcoming crowdfunding campaign with Wefunder. As many of you know, IMEROPEX™ will provide emergency managers a platform for experiencing and resolving crises in an alternate virtual reality...to prevent or limit their occurrence in the real world. Through IMEROPEX, public and private crisis managers will have a Persistent Environment for Experimentation and Rehearsal (PEER) that will immerse their operators in crisis action scenarios (pre-mortems) and then deconstruct them to identify options for mitigation or prevention.

We are seeking investments to do an IMEROPEX Pilot Event that will shape, evolve, and market the IMEROPEX process and related virtual reality and data science technologies. We believe this pilot event will not only satisfy clients, investors, and stakeholders, but also attract other clients interested in other or related IMEROPEX themes. The Pilot Event will be a School Security "pre-mortem" focused on examining factors that would mitigate the active shooter threat in Texas Schools. A major outcome of the pilot will be an ongoing capability in Texas for school administrators and police to refine technologies and procedures to protect students and staff from active shooters. A successful pilot should generate and grow IMEROPEX revenue from customer contracts for tailored crisis scenarios on school safety and other themes in Texas and elsewhere.

Reserving your investment in IMEROPEX at this early stage will not only provide you with an opportunity for potential returns; it will also help address a significant issue in Texas and elsewhere: school safety. If you are interested in knowing more about the IMEROPEX investment opportunity, feel free to reach out to me. I am also providing a link to our Wefunder page where you can find more about IMEROPEX and reserve an investment directly: IMEROPEX .

IMEROPEX is currently "Testing the Waters" for our Regulation Crowdfunding raise, on the Wefunder portal, as such (1) No money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through Wefunder's platform; and (3) a prospective purchaser's indication of interest is non-binding.

r/Jim

Jim Dear
President IMEROPEX, Inc



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